450 Wireless Blvd.

Hauppauge, New York 11788

LADENBURG THALMANN ALTERNATIVE

STRATEGIES FUND

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

August  24, 2012

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Ladenburg Thalmann Alternative Strategies Fund (the “Registrant”)

File Nos. 333-168158; 811-22440

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Kevin Wolf on Friday, June 29, 2012, with respect to the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

Ladenberg Thalmann Alternative Strategies Fund N-CSR dated 6/30/2011

Comment 1:	Should the financial statements of the Commodity Trading Advisor (“CTA”) be consolidated with the Fund?
Response:	There was no economic control (i.e., greater than 50% ownership) of the CTA during the reporting period which would require consolidation.
Comment 2:	Please provide a description in the Footnotes with respect to the nature of investments held in the Controlled Foreign Corporation (“CFC”).
Response:

Please refer to Footnote 2 of the report which provides the following language:

“LASF invests in the global derivatives markets through the use of one or more proprietary global macro trading programs (“global macro programs”), which are often labeled "managed futures" programs.  Global macro programs attempt to earn profits in a variety of markets by employing long and short trading algorithms applied to futures, options, forward contracts, and other derivative instruments.  It is anticipated that the global macro programs used by LASF will be tied to a variety of global markets for currencies, interest rates, stock market indices, energy resources, metals and agricultural products.  LASF’s investments in a global macro program may be through investment in one or more unaffiliated private investment vehicles or unaffiliated commodity pools (“unaffiliated trading companies”) advised by one or more commodity trading advisors or “CTAs” registered with the U.S. Commodity Futures Trading Commission.”

We believe the above disclosure to provide a sufficient description of the general nature of the investments in the CFC.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Ladenburg Thalmann Alternative Strategies Fund